Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

13.11.2009

Deal places Alfa atop Russian mobile industry - The Financial Times
By Catherine Belton

Alfa Group’s latest deal puts it at the top of the Russian mobile industry after more than five years of bruising corporate battles that saw it take on Scandinavian telecoms, a Turkish billionaire and even the Russian telecoms minister.

In court cases that stretched from New York, Bermuda, the British Virgin Islands to Siberia and Ukraine, oligarch Mikhail Fridman’s group fought “extraordinary hardball”, according to one industry insider, standoffs that in some cases have raised concerns about Russia’s investment climate.

Thursday’s deal to pool Alfa and TeliaSonera’s stakes in Megafon, the number three mobile operator in Russia, and in Turkcell, the Turkish mobile operator, into a new company, comes on top of a deal last month in which Telenor, the Norwegian company, agreed to merge its assets in Vimpelcom, the number two mobile operator, and Ukraine’s Kyivstar with Alfa to create a new joint entity, in a deal aimed at ending a five-year vicious corporate war.

“This has been a banner year for Alfa. They should win oligarch of the year awards,” the insider said.

Even though the deals spell out that Alfa and its partners will operate each company on a 50:50 basis with independent directors on the boards to decide deadlock situations, the Russian reality is that Alfa will most likely control both companies.

The deals raise parallels with a similar peace agreement between Alfa’s oil arm, TNK, and BP of the UK over their joint oil venture last year which has the same 50:50 governance mechanisms but has left Alfa with effective control.

“There are technological and marketing skills that Telia can bring to the JV, but Alfa is in a position to better navigate the business environment in Russia and in that sense they will dominate it,” said Roland Nash, head of research at Renaissance Capital, the Moscow investment bank. “Alfa helped write the rules of doing business here.”

“We really are expert in difficult complicated sophisticated business and legal situations,” Alexei Reznikovich, chief executive of Altimo, telecoms subsidiary of Alfa, told the Financial Times. “That’s why we get involved in these situations on a constant basis and often enough we resolve them and create shareholder value.”

Critics, however, say Alfa’s specialty is using its power to abuse the Russian court system to come out on top, a charge which Mr Reznikovich denies.

“We are trying to use all possible ways within the framework of the legal system ... to defend our shareholder interests,” he said.

In the case of Telenor, a five-year corporate battle escalated in March this year when a Siberian court ruled in favour of an obscure minority shareholder to fine Telenor $1.7bn, or the value of its stake in Vimpelcom, for blocking Vimpelcom’s entry to the Ukrainian market. Telenor alleged Alfa had helped engineer the suit filed by Farimex to “steal” its stake in Vimpelcom. Alfa denied any connection to the suit.

One insider said bailiff threats to sell the stake to pay off the fine were the final straw for Telenor. “Telenor blinked,” he said.

Telenor, however, has said it never believed Russia would go so far as to sell the stake because it would be too damaging for the investment climate.

Mr Reznikovich said he did not think the threat was a deciding factor. “Everyone is tired of all these legal battles ... this is not what business is supposed to do: to spend the money and energy of their organisations to feed the law firm industry ... When it goes on for a long time ... people start thinking why are we doing this: maybe it is better to try and agree something.”

The same courtroom fatigue goes for the deal with TeliaSonera, he said. In this case, the two companies – although they have had much better relations than Alfa had with Telenor – have been at loggerheads over a stake in Turkcell.

The standoff stems from a deal in 2005 when Turkish conglomerate Çukurova, owned by Mehmet Emin Karamehmet, a flamboyant Turkish billionaire, reneged on a deal to sell shares in Turkcell to TeliaSonera, and decided instead to form a venture with Alfa.

An arbitration court in August ruled that Çukurova should sell its remaining stake in Turkcell Holding to TeliaSonera for $3.1bn. Altimo meanwhile, had charged it was owed the same stake as collateral for a loan Çukurova had not paid. “We decided to join forces to make sure that whoever prevails will prevail not to start a new legal battle between us and Telia but rather to actually get the shares and put them in a new company and start a new life with that,” Mr Reznikovich said.

This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction  in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Altimo intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available.

ALTIMO URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.